Exhibit 2.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Plazacorp Retail Properties Ltd.

527 Queen Street, Suite 200

Fredericton, New Brunswick

E3B 1B8

Item 2 - Date of Material Change

March 25, 2013

Item 3 - News Release

A press release was issued on March 25, 2013 by Canada NewsWire.

Item 4 - Summary of Material Change

On March 25, 2013 Plazacorp Retail Properties Ltd. (TSXV: PLZ) announced that it received a positive ruling from Canada Revenue Agency in respect of converting from a mutual fund corporation to a real estate investment trust (“REIT”) structure on a tax-deferred basis.

Item 5 - Full Description of Material Change

Please refer to the copy of the press release attached as Schedule “A” hereto.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 — Executive Officer

For further information please contact Floriana Cipollone, Chief Financial Officer, at (416) 848-4583.

Item 9 — Date of Report

April 3, 2013

Schedule “A”

MEDIA RELEASE

FOR IMMEDIATE DISTRIBUTION

March 25, 2013

PLAZACORP RETAIL PROPERTIES LTD. RECEIVES A POSITIVE RULING TO CONVERT TO A REIT

FREDERICTON, NB — Plazacorp Retail Properties Ltd. (“Plazacorp” or the “Company”) (TSXV: PLZ) is pleased to announce that it received a positive ruling from Canada Revenue Agency in respect of converting from a mutual fund corporation  to a real estate investment trust (“REIT”) structure on a tax-deferred basis.

Completion of this conversion will occur this year and will be subject to shareholder approval.  Further details will be provided to shareholders in due course.

Michael Zakuta, Plazacorp’s President and CEO said, “We are excited about this conversion to a REIT.  A ruling request was initially submitted to CRA two years ago and we have finally been successful in obtaining a ruling that will permit us to meet our goals.  The REIT structure is certainly the more conventional and tax efficient way for investors to hold an interest in real estate today and, for that reason, we believe that this conversion will be beneficial for our shareholders.”

Plazacorp acquires, develops and redevelops unenclosed and enclosed retail real estate throughout Atlantic Canada, Quebec and Ontario, which are predominantly occupied by national tenants (approximately 90% of the total).  The Company’s portfolio includes interests in 118 properties totaling 5.2 million square feet and additional lands held for development.  These include properties directly held by Plazacorp, its subsidiaries and through joint ventures.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections.  These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict.  Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements.  Readers, therefore, should not place undue reliance on any such forward looking statements.  Further, a forward looking statement speaks only as of the date on which such statement is made.  We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

For more information on Plazacorp, visit our website at

www.plaza.ca

Or contact: Floriana Cipollone, CFO at (416) 848-4583

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.